Exhibit 99.1

As required by the Israel Tax Authority and in accordance with Paragraph 2.9.1.1 of the prospectus filed by Pointer Telocation Ltd. (the “Registrant”) with the United States Securities and Exchange Commission on May 27, 2016, the Registrant announces that the value of the dividend in kind distributed in connection with the previously announced spin off of Shagrir Group Vehicle Services Ltd. (“Shagrir”), was NIS 46,931,552, or approximately $12,162,850 (based on the number of the shares of Shagrir distributed, multiplied by the average closing price of the Shagrir shares on the Tel Aviv Stock Exchange in the first three trading days after the date of the spin off).